May 9, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: PJ Hamidi

Re:	NOW Inc. (the “Company”)
Registration Statement on Form 10 (the “Registration Statement”)
File No. 001-36325

Ladies and Gentlemen:

The Company hereby respectfully requests that the effectiveness of its Registration Statement be accelerated so that it will become effective at 10:00 a.m., Washington D.C. time, on Monday, May 12, 2014, or as soon thereafter as possible.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: the Board of Directors of National Oilwell Varco (“NOV”) has taken several actions in connection with the spin-off of the Company from NOV, including setting May 22, 2014 as the record date for the distribution of shares of common stock of the Company, setting a distribution date of May 30, 2014 and establishing a distribution ratio for the spin-off. NOV and the Company would like to commence immediately the process of printing the Information Statement, which is filed as an exhibit to the Registration Statement, and mailing it as soon as possible following the record date.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Securities and Exchange Commission

Very truly yours,

/s/ Raymond W. Chang

Raymond W. Chang
Vice President and General Counsel

cc:	Via Email: hamidip@sec.gov
PJ Hamidi
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via Email: ejohnson@lockelord.com
J. Eric Johnson
Locke Lord LLP